

July 12, 2012

Via E-mail
Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom

     Re: **Global Ship Lease, Inc.**
               Form 20-F for the Fiscal Year Ended December 31, 2011
               Filed April 13, 2012
               File No. 1-34153

Dear Mr. Webber:

We have reviewed your response letter dated June 28, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government…, page 16

1. We note your response to comment 1 in our letter dated June 5, 2012. Please discuss the materiality of your contacts with Iran and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the

potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance